UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2006            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

401 Bay Street, Suite 2700  Toronto, Ontario, Canada M5H 2Y4

(Address of principal executive offices)

1.

Interim Financial Statements (Unaudited) for the 6-month period ended October 31, 2006.

2.

Management Discussion and Analysis for the 6-month period ended October 31, 2006.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: December 15, 2006	By: /s/ Paul A. Parisotto Paul A. Parisotto, President and CEO

Exhibits:

99.1

Interim Financial Statements for the 6-Month Period ended October 31, 2006.

99.2

Management Discussion and Analysis for the 6-Month Period ended October 31, 2006.